
Mail Stop 4628

August 14, 2018

Robert M. Roosa
Chief Executive Officer and Director
Brigham Minerals, Inc.
5914 W. Courtyard Drive, Suite 100
Austin, TX 78730

       Re: **Brigham Minerals, Inc.**
                Draft Registration Statement on Form S-1
                Submitted July 17, 2018
                CIK No. 0001745797

Dear Mr. Roosa:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Summary, page 1

Prospective Undeveloped Horizontal Drilling Locations, page 6

2.   Expand the disclosure here and elsewhere on page 85 relating to your prospective undeveloped horizontal drilling locations to clearly explain or illustrate the mathematical relationship between the number of gross drilling locations, number of DSUs and assumed gross wells per DSU.

Risk Factors, page 26

We have little to no control over the timing of future drilling…, page 31

3.   Revise your disclosure to remove any figures based on an aggregation of the individual estimates of proved, probable and possible reserves. If you require further guidance, refer to Question 105.01 in the Compliance and Disclosure Interpretations regarding Oil and Gas Rules, available on our website at:

        http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm

Use of Proceeds, page 55

4.   Please also quantify the net proceeds that you expect to receive if the underwriters exercise in full their option to purchase additional shares from you.

Dividend Policy, page 56

5.   Disclosure here (payment of dividends "if any") and at page 49 regarding the determination "whether" to declare dividends appears to be inconsistent with your assertion at page 19 under the subheading "Dividend policy" where you state that you "expect to pay dividends…." We note also the related disclosure in the risk factor which begins "Brigham Inc. is a holding company" at page 43. Please revise to reconcile the various disclosures.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 63

Quantitative and Qualitative Disclosure About Market Risk, page 74

Capital Requirements and Sources of Liquidity, page 71

6.   Please quantify your anticipated capital expenditure requirements for 2018. Refer to Item 303(a) of Regulation S-K.

Commodity Price Risk, page 74

7.   You indicate that your credit agreement allows you to hedge up to 85% of your "reasonably anticipated projected production from proved developed producing reserves." We note also the disclosure at page 66 regarding results from hedging during the last two fiscal years. Please quantify the percentage of your production that you hedged during those two years.

Business, page 80

Proved, Probable and Possible Reserves, page 89

8.   The discussion of probable and possible reserves refers to the various circumstances identified in the definitions under Rule 4-10(a)(18) and (a)(17) of Regulation S-X, respectively, where such reserves may be assigned. Expand your disclosure to further explain the extent that one or more of the factors you have identified apply to the probable and possible reserves disclosed in the prospectus. Refer to the disclosure requirements pursuant to Item 1202(a)(5) of Regulation S-K.

PUDs, page 93

9.   The disclosure on page 94 relating to a discussion of your proved undeveloped reserves appears to indicate that you limit your proved "developed reserves" to the quantities of oil and gas that are reasonably certain to be recovered in the next five years." Review and revise your disclosure as may be necessary to be consistent with the context of the discussion.

10.   The disclosure on page 94 indicates that "we generally do not have evidence of approval of our operators' development plans, however we use a probabilistic approach to define and allocate locations to proved reserves." Furthermore, the disclosure in Exhibit 99.2 states "The drill schedules for each basin were completed based on spud and completion rates within each basin. First, undeveloped wells with a registered API number were scheduled, followed by wells waiting on completion. Next, wells were arranged by reserve category, with PDNP properties scheduled first, followed by PUD, PROB and POSS properties. Within each reserve category, wells were ordered by decreasing EUR, with the highest EUR wells scheduled first."

        Provide us with a reasonably detailed explanation of the methodology you use for defining and allocating locations to proved reserves. As part of your explanation, tell us how this methodology and the procedure to schedule undeveloped wells as noted in Exhibit 99.2 meet the requirements for proved reserves and reasonable certainty under Rule 4-10(a)(22) and (a)(24), the requirements for an adopted plan and development schedule and the funding for such activities, e.g. by the operator, under Rule 4-

> 10(a)(31)(ii) and Rule 4-10(a)(26) of Regulation S-X, respectively, and the guidance in C&DI 131.04.

Productive Wells, page 95

11.   Tell us how you considered the requirement to disclose the total number of net productive wells. Refer to the disclosure requirements under Item 1208(a) of Regulation S-K. This comment also applies to your disclosure of net wells under the section "Drilling Results" pursuant to the disclosure requirements under Item 1205(a) of Regulation S-K.

Management, page 103

Committees of the Board of Directors, page 105

Audit Committee, page 105

12.   Once known, please update the disclosure in this section to identify the audit committee members and audit committee financial expert.

Executive Compensation, page 106

13.   Please include the information required by Item 402 of Regulation S-K with your next amendment.

14.   Describe the material terms of any employment agreements or arrangements with your named executive officers and file the individual agreements, if any, as exhibits. For guidance, please refer to Item 601(b)(10)(iii)(A) and Instruction 1 to Item 601(b)(10) of Regulation S-K.

Description of Capital Stock, page 122

15.   We note that your description of your capital stock and your charter and bylaws "is qualified in its entirely by reference to the provisions of applicable law…." You may not qualify your disclosure by reference to the "provisions of applicable law" or other information not filed as an exhibit. Please revise your disclosure accordingly.

Class A Common Stock, page 122

16.   Please revise to identify counsel and attribute to counsel the legal conclusions that all outstanding shares and shares of Class A common stock to be issued upon completion of this offering, are, and will be, "fully paid and non-assessable."

Financial Statements, page F-1

17.   You will need to update the historical and pro forma financial statements prior to the
        effective date of your registration statement to comply with Rule 3-12 and Article 11 of
        Regulation S-X.

Note 3 – Oil and Gas Properties, page F-18

18.   Please expand your disclosure regarding the cost of unevaluated properties to include a
        description of the current status of the significant properties or projects involved, and the
        anticipated timing of the inclusion of the costs in the amortization computation, to
        comply with Rule 4-10 (c)(7)(ii) of Regulation S-X.

Oil and Natural Gas Reserves, page F-23

19.   The production figures by individual product type presented for 2016 and 2017 appear to
        be inconsistent with the comparable figures presented elsewhere on pages 69 and 94,
        respectively. Review and revise your disclosure as may be necessary to resolve this
        inconsistency.

20.   Expand the tabular disclosure of proved reserves to additionally provide the net quantities
        by individual product type of proved developed and proved undeveloped reserves at the
        beginning of each of the periods presented, e.g. December 31, 2015. Refer to the
        disclosure requirements under FASB ASC 932-235-50-4.

21.   There appears to be a lack of correlation between the changes in your proved
        undeveloped reserves due to extensions and discoveries of 4,708 MBoe and revisions of
        previous estimates of (1,367) MBoe, as disclosed on page 93, and the changes in your
        total proved reserves due to extensions and discoveries of 3,259 MBoe and revisions of
        previous estimates of 172 MBoe, as disclosed on page F-23, for the year ended December
        31, 2017. Tell us the reason for the apparent inconsistencies in your disclosure.

22.   Expand the disclosure relating to the changes in total net proved reserves for each of the
        periods presented to provide an appropriate narrative explanation for the significant
        changes relating to each line item entry within your reconciliation, such as revisions of
        previous estimates, improved recovery, extensions and discoveries, acquisitions and
        divestitures. Your explanation should address the change for the line item by separately
        identifying and quantifying each factor, including offsetting factors, that contributed to a
        significant change so that the change in net reserves between periods is fully explained.
        To the extent that two or more factors contribute to a significant change, indicate the net
        amount attributable to each factor accompanied by a narrative explanation. Your
        disclosure of revisions in the previous estimates of reserves in particular should identify
        such factors as changes caused by commodity prices, well performance, unsuccessful

Robert M. Roosa
Brigham Minerals, Inc.
August 14, 2018
Page 6

and/or uneconomic proved undeveloped locations or the removal of proved undeveloped locations due to changes in a previously adopted development plan.

Exhibits

23.   You indicate that your revolving credit facility will remain in place following the offering. Please file the governing credit agreement as an exhibit to your registration statement. Refer to Item 601(b)(10) of Regulation S-K.

Exhibit 99.1, 99.2

24.   The reserves reports do not appear to include all of the information that is required by Item 1202(a)(8) of Regulation S-K. Please obtain and file revised reserves reports to address the following points:

- State the purpose for which the report was prepared, e.g. for inclusion as an exhibit in a filing made with the U.S. Securities and Exchange Commission (SEC). Refer to the disclosure requirements under Item 1202(a)(8)(i).

- Present the figures for the average realized prices after adjustments for location and quality differentials such as transportation, quality, gravity and Btu content by product type for the reserves included in the report as part of the primary economic assumptions to comply with Item 1202(a)(8)(v).

- Separately present the net quantities, by individual product type, relating to the probable developed and probable undeveloped reserves. Refer to the requirements regarding the optional disclosure of probable reserves under Item 1202(a)(2)(iv) and (v) of Regulation S-K.

- Separately present the net quantities, by individual product type, relating to the possible developed and probable undeveloped reserves. Refer to the requirements regarding the optional disclosure of probable reserves under Item 1202(a)(2)(vi) and (vii) of Regulation S-K.

25.   Tell us the extent that the 497 gross proved developed non-producing wells presented in "Table I-PDNP" are related to drilled but uncompleted wells ("DUCs"). If a material amount of these reserves are related to DUCs, refer to the definition of developed oil and gas reserves under Rule 4-10(a)(6) of Regulation S-X and tell us how you determined the dollar amount of the remaining development costs in support of the classification of such wells as developed.

Closing Comments

       You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. For questions regarding comments on engineering matters, you may contact John Hodgin, Petroleum Engineer, at (202) 551-3699. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

                                       Sincerely,

                                        /s/ John Reynolds

                                        John Reynolds
                                        Assistant Director
                                        Office of Natural Resources